KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 100086

People’s Republic of China

July 22, 2025

VIA EDGAR

Ms. Jennifer Monick

Mr. Howard Efron

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2024
Response dated July 10, 2025
File No. 001-39436

Dear Ms. Monick and Mr. Efron:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 17, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on April 17, 2025 (the “2024 Form 20-F”) and the Company’s response dated July 10, 2025. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements

2. Significant Accounting Policies, page F-20

1.	We note your response to our prior comment 2, which clarifies the nature of the line item for customer deposits payable. Please confirm you will also disclose the nature of this line item in future filings.

The Company confirms that it will disclose the nature of this line item in future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

*        *        *

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4835 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Lanny Lu, Partner, PricewaterhouseCoopers Zhong Tian LLP